Exhibit 99.1

SciSparc Announces 1-for-9 Reverse Share Split

Following the reverse share split, the Company will have approximately 565,000 outstanding shares, out of which approximately 561,533 will be publicly held

Tel Aviv, Israel, March 2, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (“SciSparc” or the “Company”) (Nasdaq: SPRC), a company engaged in clinical-stage pharmaceutical developments through its majority-owned subsidiary NeuroThera Labs Inc., announced today that it intends to effect a one-for-nine (1-for-9) reverse share split (the “Reverse Share Split”) of the Company’s issued and outstanding ordinary shares, no par value per share (the “Ordinary Shares”), effective at the market open on March 4, 2026. The Ordinary Shares will continue to trade on the Nasdaq Capital Market under the existing trading symbol “SPRC” and will begin trading on a split-adjusted basis at the market open on March 4, 2026. The new CUSIP number for the Ordinary Shares following the Reverse Share Split will be M82618139.

The Reverse Share Split was approved by the Company’s shareholders at the Company’s Annual General Meeting of Shareholders held on June 26, 2025, to be effected at the board of directors’ discretion within the approved parameters.

The Reverse Share Split will not result in an adjustment to the authorized share capital of the Company under the Company’s amended and restated articles of association, as currently in effect (the “Articles”), which, as of the date hereof, consists of 2,000,000,000 Ordinary Shares.

The Reverse Share Split will affect all shareholders uniformly and will not alter any shareholder’s percentage of ownership interest in the Company’s Ordinary Shares, except for minor changes due to the treatment of fractional shares as described below. The number of issued and outstanding Ordinary Shares will be reduced from 5,089,501 Ordinary Shares to approximately 565,500 Ordinary Shares following the Reverse Share Split (subject to any further adjustments due to the treatment of fractional shares). In accordance with the Articles, no fractional Ordinary Shares will be issued as a result of the Reverse Share Split and all fractional Ordinary Shares shall be rounded to the nearest whole Ordinary Share, at the DTC participant level. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options and warrants entitling the holders to purchase Ordinary Shares. No fractional Ordinary Shares will be issued upon exercise of warrants or options. As to any fraction of an Ordinary Share which a holder would otherwise be entitled to purchase upon exercise, the Company will round up to the nearest whole Ordinary Share, according to the terms of the warrant or option.

Shareholders holding their shares in book-entry form, through a brokerage account, or in “street name” are not required to take any action, as the exchange will be processed automatically by their respective brokers or custodians. For questions or additional information regarding the exchange process, shareholders are encouraged to contact the Company’s transfer agent, VStock Transfer, LLC with a mailing address of 18 Lafayette Place, Woodmere, New York 11598.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary NeuroThera Labs Inc., engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera Labs Inc., are currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI- 210 for the treatment of ASD and status epilepticus. The Company, through NeuroThera Labs Inc., also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when discussing the anticipated effective date of the Reverse Share Split and the date that trading of the Ordinary Shares will begin on a split-adjusted basis. Since such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2025, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055